Via Facsimile and U.S. Mail
Mail Stop 6010


February 9, 2006


Mr. Peter T. Kissinger
President, Chairman and CEO
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana  47906

      Re:	Bioanalytical Systems, Inc.
		Form 10-K for Fiscal Year Ended September 30, 2005
		Filed January 18, 2006
	File No.  0-23357

Dear Mr. Kissinger:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis, page 17
Liquidity and Capital Resources, page 22
Comparative Cash Flow Analysis, page 22
1. Please provide us, in disclosure type format, why your accounts receivable balance increased significantly (93%) at September 31, 2005 compared to September 31, 2004.



Note 3. Acquisitions, page 40
2. Please provide us, in disclosure type format, your basis for determining that the regulated facility/FDA compliant laboratory sites acquired from LC Resources, Inc. and PharmaKinetics Laboratories, Inc. are indefinite-lived intangible assets not subject to amortization.
*    *    *    *
      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Peter T. Kissinger
Bioanalytical Systems, Inc.
February 9, 2006
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